Holder Account Number Security Class 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Form of Proxy - Special Meeting to be held on November 16, 2017 01CPIB This Form of Proxy is solicited by and on behalf of Management. Fold Fold Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 C1234567890 IND 000001 123 CPUQC01.E.INT/000001/i1234 1-866-732-VOTE (8683) Toll Free CONTROL NUMBER 123456789012345 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To Vote Using the Telephone To Vote Using the Internet • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has speciﬁ ed a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identiﬁ ed in the Notice of Special Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:30 a.m. (Eastern Time) on November 14, 2017.

2 3 7 0 3 4 01CPJE Fold Fold C1234567890 XXX 123 MR SAM SAMPLE G A M Q 999999999999X X X X A R 0 Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Special Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. MM / DD / YY DateSignature(s) 1. Arrangement Resolution To consider and, if deemed advisable, to pass an ordinary resolution, the full text of which is attached as Appendix B to the joint management information circular of Alamos Gold Inc. (“Alamos”) and Richmont Mines Inc. (“Richmont”) dated October 18, 2017 (the “Circular”), approving the issuance of the share consideration to be issued by Alamos to shareholders of Richmont pursuant to an arrangement of Richmont under Charter XVI - Division II of the Business Corporations Act (Québec), all as more particularly described in the Circular. For Against I/We, being holder(s) of Alamos Gold Inc. hereby appoint: Paul J. Murphy, Chair, or failing him, John A. McCluskey, President and Chief Executive Ofﬁ cer, or failing him, James Porter, Chief Financial Ofﬁ cer, or failing him, Greg Fisher, Vice President, Finance Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees ﬁ t) and all other matters that may properly come before the Special Meeting of shareholders of Alamos Gold Inc. to be held at the ofﬁ ces of Fasken Martineau DuMoulin LLP, 333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6 on Thursday, November 16, 2017 at 10:30 a.m. (Eastern Time), and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.